EcoSave Technologies, Inc. (the "Company") a California

Corporation

Financial Statements

For the fiscal year ended April 30, 2025

EcoSave Technologies Inc
Balance Sheet
As of April 30, 2025

	Apr 30, 25
ASSETS	
Current Assets	
Checking/Savings	
Chase Bank (8769)	152.33
Total Checking/Savings	152.33
Total Current Assets	152.33
TOTAL ASSETS	**152.33**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Member Loans	4,001.00
Total Other Current Liabilities	4,001.00
Total Current Liabilities	4,001.00
Total Liabilities	4,001.00
Equity	
Net Income	-3,848.67
Total Equity	-3,848.67
TOTAL LIABILITIES & EQUITY	152.33

EcoSave Technologies Inc
Profit & Loss
May 2024 through April 2025

	May '24 - Apr 25
Income	0.00
Expense	
Business Development	354.00
Computer & Internet expenses	1,215.00
Bank Fees	75.00
Business Registration Fees	1,290.43
Travel and Meetings	914.24
Total Expense	3,848.67
Net Income	-3,848.67

EcoSave Technologies Inc
Statement of Cash Flows
May 2024 through April 2025

	May '24 - Apr 25
OPERATING ACTIVITIES	
Net Income	-3,848.67
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Member Loans	4,001.00
Net cash provided by Operating Activities	152.33
Net cash increase for period	152.33
Cash at end of period	**152.33**

EcoSave Technologies, Inc
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended April, 2025
Opening Balance	$0.00
Net profit/loss	-$3,848.67
Stock Issued	$0.00
Ending Balance	-$3,848.67

EcoSave Technologies, Inc
Notes to the Financial Statements
For the fiscal year ended April 30, 2025.
$USD

1. ORGANIZATION AND PURPOSE

EcoSave Technologies, Inc (the "Company") is a corporation organized in May 2024 under the laws of California. The Company's fiscal year ends April 30.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. RELATED PARTY TRANSACTIONS

The Company received multiple loans from related parties in February 2025. All of the loans have no interest rate and no maturity date. The Company received a $1,000 loan from CEO Benjamin Gurfinkel, a $1,000 loan from President Joseph Dolin, a $1,001 loan from Vice President David Nativ, and $1,000 from Vice President Joe McAlexander.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.